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                                                                          (a)(3)

                            HIGH PLAINS CORPORATION

                               November 16, 2001

To Our Stockholders:

   On behalf of the Board of Directors of High Plains Corporation (the "Company"), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger, dated as of November 1, 2001 (the "Merger Agreement"), with Abengoa, S.A. ("Abengoa"), ASA Environment & Energy Holding AG (the "Purchaser") and Abengoa Biofuels Corp., a wholly owned subsidiary of Purchaser, pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock of the Company (the "Shares") at a price of $5.6358 per Share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares (other than Shares held by the Company and by stockholders who perfect appraisal rights under Kansas law) will be converted into the right to receive $5.6358 in cash. Consummation of the Offer is subject to certain conditions, as more fully described in the enclosed materials, including the condition that the number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer shall not be less than 81% of the total Shares then issued and outstanding.

   The Board of Directors has unanimously determined that the Offer and the Merger are advisable and fair to and in the best interests of the Company's stockholders, and has approved the Offer and the Merger. The Board of Directors recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

   In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Schedule 14D-9, including, among other things, the written opinion of Goldsmith Agio Helms Securities, Inc., the Company's financial advisor, that, subject to the assumptions, factors and limitations set forth therein, the consideration to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The opinion of Goldsmith Agio Helms Securities, Inc. is attached to the Schedule 14D-9. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

   In addition to the enclosed Schedule 14D-9, also enclosed is the Offer to Purchase and related materials of Abengoa and Purchaser, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

   If you need assistance with the tendering of your Shares, please contact the information agent for the Offer at its address or telephone number appearing on the back cover of the Offer to Purchase.

   On behalf of the Board of Directors and management of the Company, we thank you for your support.

                                          Very truly yours,

                                          President and Chief Executive
                                           Officer